SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Argosy Minerals Inc

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

040234106

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X|Rule 13d-1(d)

CUSIP No. 040234106

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Peter H. Lloyd
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3)	SEC Use Only
4)	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 1,470,000
	(6)	Shared Voting Power 5,029,996
	(7)	Sole Dispositive Power 1,470,000
	(8)	Shared Dispositive Power 5,029,996
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,499,996
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 6.7%
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 040234106

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Julie M. Lloyd
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3)	SEC Use Only
4)	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 105,000
	(6)	Shared Voting Power 5,029,996
	(7)	Sole Dispositive Power 105,000
	(8)	Shared Dispositive Power 5,029,996
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,134,996
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 5.4%
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 040234106

Item 1 (a)	Name of Issuer:
Argosy Minerals Inc
Item 1 (b)	Address of Issuer's Principal Executive Offices:
20607 Logan Avenue, Langley, British Columbia, Canada V3A 7R3
Item 2 (a)	Name of Person Filing: (x) Peter H. Lloyd (y) Julie M. Lloyd
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
Suite 3, Level 1 Parkview, 23 Richardson Street, South Perth, Perth, Australia 6151
Item 2 (c)	Citizenship: Australian
Item 2 (d)	Title of Class of Securities: Common Shares, without par value
Item 2 (e)	CUSIP Number:
040234106
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
Wedgefield Holdings Pty Ltd ("Wedgefield") holds 58,499 common shares of the Issuer. Mr. and Mrs. Lloyd are both directors of Wedgefield, and share the power to vote or direct the vote and the power to dispose or direct the disposition of such securities of the Issuer.

Emmerson Holdings Pty Ltd ("Emmerson") holds 2,549,625 common shares of the Issuer. Mr. and Mrs. Lloyd are both directors of Emmerson, and share the power to vote or direct the vote and the power to dispose or direct the disposition of such securities of the Issuer.

Java Black Mining Pty Ltd ("Java") holds 2,421,872 common shares of the Issuer. Emmerson is the trustee of the Peter and Julie Lloyd Family Trust, which owns all of Java. Mr. and Mrs. Lloyd are also directors of Java. Mr. and Mrs. Lloyd share the power to vote or direct the vote and the power to dispose or direct the disposition of such securities of the Issuer.

Mr. Lloyd directly holds 270,000 common shares of the Issuer. Mr. Lloyd holds options to purchase 1,200,000 common shares of the Issuer. Mrs. Lloyd directly holds 105,000 common share of the Issuer.
(b)	Percent of Class
(x) 6.7% (y) 5.4%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
(x) 1,470,000 common shares (y) 105,000 common shares
(ii)	Shared power to vote or to direct the vote
5,029,996 common shares

CUSIP No. 040234106

(iii)	Sole power to dispose or to direct the disposition of
(x) 1,470,000 common shares (y) 105,000 common shares
(iv)	Shared power to dispose or to direct the disposition of
5,029,996
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.
Not applicable.

CUSIP No. 040234106

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2003

/s/ Peter H. Lloyd Peter H. Lloyd

Date: April 8, 2003

/s/ Julie M. Lloyd Julie M. Lloyd

EXHIBIT A

Agreement of Joint Filing
Argosy Minerals Inc
Common Shares, without par value

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 8th day of April, 2003.

/s/ Peter H. Lloyd Peter H. Lloyd

/s/ Julie M. Lloyd Julie M. Lloyd

Date: April 8, 2003